UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)

of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports

under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 001-05517

Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan

(Exact name of registrant as specified in its charter)

5030 Sugarloaf Parkway

Lawrenceville, Georgia 30044

(770) 236-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Participation Interests in Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Scientific-Atlanta, Inc. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

DATE:	March 15, 2006	BY:	/s/ Michael C. Veysey

Michael C. Veysey
Vice President and Assistant Secretary